Filed by Matthews International Funds

pursuant to Rule 425 Under the Securities Act of 1933

Subject Companies: Matthews Korea Fund (File No. 811-08510)

and Matthews Korea Active ETF (File No. 811-08510)

PO Box 534475, Pittsburg, PA 15253-4475	matthewsasia.com

800.789.ASIA (2742)

June [    ], 2023

NAME

ADDRESS

CITY, STATE, ZIP

Corporate Action Election Form

THIRD NOTIFICATION—INVESTOR ACTION REQUIRED

As a valued shareholder in the Matthews Korea Fund, we are sending this important notification of required action in advance of the reorganization (the “Reorganization”) of the Matthews Korea Fund into the Matthews Korea Active ETF on or around July 14, 2023 (the “Reorganization Date”). If you have already taken action, please ignore this notification.

Please complete the required corporate action election form in order to participate in the Reorganization. All forms must be received in good order by July 12, 2023. Completed election forms may be submitted to the mailing address below:

Matthews Asia Funds, P.O. Box 534475, Pittsburgh, PA 15253-4475

By overnight delivery: Matthews Asia Funds, Attention: 534475, 500 Ross Street, 154-0520, Pittsburgh, PA 15262

If you do not respond or take action on your account, your position will be transferred to ETF shares and held in your existing account until you provide your Brokerage information, or a year has passed.

Account Information:	Fund #:803	Account #:
NAME
ADDRESS
CITY, STATE, ZIP

Please select your desired intention

Either Select CONVERSION:

☐	Please convert my Matthews Korea Fund position to the Matthews Korea Active ETF on the Reorganization Date and deliver my position to my brokerage account indicated below.

Brokerage Firm Name:

Broker Name, Broker Contact email, broker contact number:

Broker DTCC participant number:

Brokerage Firm Operational Contact (Back Office) Name

Phone Number                                Email

*Broker dealer will be responsible to set-up the receipt transactions from BNY Mellon Participant 2209. BNY Mellon will contact your back-office operations to provide settlement instructions on Effective Date -1 of the event. The BNYM ETF Order Desk can be reached at 1-844-545-1258.

Broker Signature Acknowledgement

OR Select ONE of the Below:

☐	Redeem: please liquidate my position and send the proceeds to my address of record
☐	Exchange my mutual fund position into another Matthews Asia Funds mutual fund as indicated

below: Fund Name:

Important notes:

1.

All redemption requests and exchange options can still be performed through the standard phone liquidation by calling 800.789.ASIA (2742) or though the investor portal https://my.accessportals.com/app/mat/login.

2.	Please note that any fees and costs incurred as part of the transfer/liquidation will be the responsibility of the investor.

Signature Authorizing Election Above

Signature	Date	Signature of Joint Owner	Date

All account owners must sign this form exactly as the account is registered.

A Medallion Signature Guarantee is required for EACH signature in the below instances:

●	On any redemption of the Investor Class shares over $100,000;

●	If a change of address was received by the Funds’ transfer agent within the last 30 days; or

●	The money is to be sent to an address that is different from the registered address or to a bank account other than the account that was preauthorized.

Medallion Signature Guarantee Stamp and Signature (If required by your current custodian or transfer agent): An eligible guarantor is a domestic bank or trust company, securities broker/dealer, clearing agency or savings association that participates in a medallion program recognized by the Securities Transfer Agents Association. The three recognized medallion programs are the Securities Transfer Agents Medallion Program (known as STAMP), Stock Exchanges Medallion Program (SEMP), and the Medallion Signature Program (MSP). A notarization from a notary public is NOT an acceptable substitute for a signature guarantee.

In connection with the Reorganization discussed herein, an information statement/prospectus that is included in a registration statement on Form N-14 has been filed with the Securities and Exchange Commission (the “SEC”). The registration statement filed with the SEC may be amended or withdrawn. Investors are urged to read the materials and any other relevant documents because they contain important information about the Reorganization. Free copies of the materials are available on the SEC’s web site at www.sec.gov. These materials also are available at www.matthewsasia.com and a paper copy can be obtained at no charge by calling 1-800-789-ASIA (2742).

This communication is for informational purposes only and does not constitute an offer to sell, nor a solicitation of an offer to buy, any securities.

Mailing Address: Matthews Asia Funds, P.O. Box 534475, Pittsburgh, PA 15253-4475

By overnight delivery: Matthews Asia Funds, Attention: 534475, 500 Ross Street, 154-0520, Pittsburgh, PA 15262

Page 2 of 2	MAT06232

Filed by Matthews International Funds

pursuant to Rule 425 Under the Securities Act of 1933

Subject Companies: Matthews Korea Fund (File No. 811-08510)

and Matthews Korea Active ETF (File No. 811-08510)

Matthews Asia Funds PO Box 534475 Pittsburgh, PA 15253-4475	BNY Mellon Investment Servicing Trust Company Wilmington, DE

June [    ], 2023

1

BNYM I S TRUST CO GUST IRA FBO

NAME

ADDRESS

CITY, STATE, ZIP

THIRD NOTIFICATION—IMPORTANT INFORMATION REGARDING YOUR

MATTHEWS ASIA FUNDS RETIREMENT OR COVERDELL EDUCATION SAVINGS ACCOUNT

Dear Matthews Asia Funds Participant,

As a valued investor, you are receiving this notification of important information to help you determine whether you need to take action with respect to your account before the reorganization of the Matthews Korea Fund (the “Fund”) into the Matthews Korea Active ETF (the “ETF”) (the “Reorganization”) on or about July 14, 2023 (the “Reorganization Date”). If you have already taken action or plan to take no action, please ignore this notification.

BNY Mellon Investment Servicing Trust Company (“BNY Mellon”) serves as the custodian (“Custodian”) of your Traditional, Roth, or SEP individual retirement account (“IRA”), inherited IRA, (collectively referred to herein as the “Retirement Account”) or Coverdell Education Saving Account (“Coverdell ESA”) custodial account that is invested in the Fund. With respect to the Reorganization, your options are as follows:

Take No Action—Under the terms of the Custodial Account Agreement, if you take no action with respect to your Retirement Account or Coverdell ESA before the Reorganization Date, shares held in your Retirement Account or Coverdell ESA with the Custodian will be liquidated on the Reorganization Date and the proceeds will be invested into the Dreyfus Government Cash Management Fund (DGQXX).

Request an Exchange—Prior to the Reorganizaion Date, you may request a non-reportable exchange of your Fund shares to another Matthews Asia Funds mutual fund by contacting Matthews Asia Funds at 1-800-789-ASIA (2742).

Direct Transfer of Assets to a New Custodian—You may initiate a non-reportable transfer of assets to another institution. It is important to know that a transfer of assets takes time. If you choose to request a transfer of assets, you must contact the receiving institution immediately to request the appropriate transfer paperwork. We must receive your completed paperwork from the receiving institution prior to the Reorganization Date. If we do not receive appropriate paperwork in advance of the Reorganization Date, your Retirement Account will be liquidated. All requests for a trustee-to-trustee transfer over $100,000 must be stamped with a Medallion Signature Guarantee. An eligible guarantor is a domestic bank or trust company, securities broker/dealer, clearing agency or savings association that participates in a medallion program authorized by the Securities Transfer Agents Association.

The three recognized medallion programs are the Securities Transfer Agents Medallion Program (STAMP), Stock Exchange Medallion Program (SEMP) and the Medallion Signature Program (MSP). A notarization from a public notary is NOT an acceptable substitute for a signature guarantee.

Additional information can be obtained by calling Matthews Asia Funds at 1-800-789-ASIA (2742).

Request a Redemption in Advance of the Reorganization Date—You may redeem your Fund shares at any time prior to the Reorganization Date. For your convenience, an IRA Distribution Form or Coverdell ESA Distribution form is available at www.matthewsasia.com. Alternatively, the Custodian will accept a letter of instruction to liquidate Fund shares and mail the proceeds to your address of record. All requests for a redemption over $100,000 or going to a payee or address not already on file must be stamped with an original Medallion Signature Guarantee. An eligible guarantor is a domestic bank or trust company, securities broker/dealer, clearing agency or savings association that participates in a medallion program authorized by the Securities Transfer Agents Association. The three recognized medallion programs are the Securities Transfer Agents Medallion Program (STAMP), Stock Exchanges Medallion Program (SEMP) and the Medallion Signature Program (MSP). A notarization from a public notary is NOT an acceptable substitute for a signature guarantee.

Additional information can be obtained by calling Matthews Asia Funds at 1-800-789-ASIA (2742).

Please remember that your Retirement Account liquidation request must include your U.S. Federal income tax withholding election, and any state withholding election, if applicable. If you fail to make an election, your Retirement Account is subject to withholding. Ten percent (10%) will be withheld from your Retirement Account for payment of U.S. Federal income taxes. The Custodian will forward all withheld amounts to the IRS. Depending upon the withholding rules of your particular state, state income tax may also be withheld. The Custodian will not reimburse any income taxes withheld from your liquidation proceeds.

Distributed assets may be rollover eligible. (Refer to *IMPORTANT RULE GOVERNING INDIRECT (60-DAY) IRA-to-IRA ROLLOVERS section below).

Indirect (60-day) rollovers are not allowed for beneficiary/inherited IRAs.

*IMPORTANT RULE GOVERNING INDIRECT (60-DAY) IRA-to-IRA ROLLOVERS

An IRA participant is allowed only one rollover across all IRAs (Traditional, Roth, SEP, SARSEP and SIMPLE) in aggregate that a taxpayer owns in any 12-month or 365-day period. As an alternative, a participant can make an unlimited number of direct transfer of assets to a new custodian where the proceeds are delivered directly to the receiving financial institution, successor custodian or trustee. For more information, see IRS Publication 590-A, Contributions to Individual Retirement Arrangements (IRAs)—“Application of one-rollover-per-year limitation.”

We recommend that you speak to a qualified tax or financial professional regarding your options. We encourage you to act promptly if you are requesting a direct transfer of assets to a new custodian.

If you have any questions regarding this notice, please call Matthews Asia Funds Shareholder Services at 1-800-789-ASIA (2742). Our hours of operation are 9:00 am to 4:30 pm Eastern Time.

Sincerely,

BNY Mellon Investment Servicing Trust Company

In connection with the Reorganization discussed herein, an information statement/prospectus that is included in a registration statement on Form N-14 has been filed with the Securities and Exchange Commission (the “SEC”). The registration statement filed with the SEC may be amended or withdrawn. Investors are urged to read the materials and any other relevant documents because they contain important information about the Reorganization. Free copies of the materials are available on the SEC’s web site at www.sec.gov. These materials also are available at www.matthewsasia.com and a paper copy can be obtained at no charge by calling 1-800-789-ASIA (2742).

This communication is for informational purposes only and does not constitute an offer to sell, nor a solicitation of an offer to buy, any securities.

Page 2 of 2	MAT0623